SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ Nº 07.526.557/0001-00

NIRE 35.300.368.941

MATERIAL FACT NOTICE

Ambev S.A. (the “Company”), in compliance with the Brazilian Securities Commission (the “CVM”) Ruling No. 358/2002 as amended, informs its shareholders and the public that the Company´s Board of Directors has approved, in the meeting held today, an amendment to the Company’s Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company (the “Policy”), pursuant to the CVM Ruling No. 547/2014, which amended the CVM Ruling No. 358/2002, to provide that the disclosure of any Company’s material act or fact shall be made through a news portal website in the internet that makes available, free of charge to the public, such material fact or act notice in its entirety.

Pursuant to the amended Policy, the Company shall disclose any material fact or act notice in the internet, at the specific website of Valor Econômico newspaper for material fact or act notices (www.valor.com.br/fatosrelevantes), and also at the Company´s investors relations website (http://ri.ambev.com.br), through CVM electronic system website (http://www.cvm.gov.br) and to the stock exchanges where securities issued by the Company are negotiated.

The Policy also provides that the Investor Relations Officer may determine the additional disclosure of the material fact or act notice through publication in newspapers of wide-circulation usually used by the Company. Such publication may be made in summary form, provided that it indicates the addresses on the internet where the complete information is available to all investors in content at least equal to that sent to CVM.

The updated Policy is available for consultation on the Company’s and on CVM’s websites at the addresses mentioned above.

Finally, the Company informs that will restate its registration form (formulário cadastral) with CVM to contemplate the new disclosure channel for material fact or act notices and its reference form (formulário de referência) to describe the Policy as amended, and clarifies that the changes to its material fact or act disclosure policy as described above generates effects only in Brazil.

São Paulo, August 27, 2014.

Ambev S.A.

/s/Nelson José Jamel Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer